SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

31 August 2007

For Immediate Release

Prudential plc (“Prudential”)

TOTAL VOTING RIGHTS AND ISSUED SHARE CAPITAL

In accordance with the provisions of the Financial Services Authority’s Disclosure and Transparency Rules, Prudential would like to notify the market of the following:

As at 12pm on 31 August 2007 Prudential’s issued share capital consists of 2,460,186,648 ordinary shares of 5p each and which are admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Prudential. Prudential does not hold any ordinary shares in treasury.

Therefore, the total number of voting rights in Prudential is 2,460,186,648.

This figure (2,460,186,648) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Prudential under the Financial Services Authority’s Disclosure and Transparency Rules.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Emma Jacobs, Group Secretariat

Emma.Jacobs@prudential.co.uk

020 7548 3931

Name and signature of duly authorised officer of issuer responsible for making notification:

Susan Henderson, Deputy Group Secretary, 020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SUSAN HENDERSON

Susan Henderson
Deputy Group Secretary